Filed pursuant to Rule 424(b)(3)

Registration No. 333-120847

SUPPLEMENT NO. 19

DATED NOVEMBER 30, 2007

TO THE PROSPECTUS DATED JUNE 1, 2006

OF BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

This Supplement No. 19 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006, Supplement No. 17 dated October 24, 2007 and Supplement No. 18 dated November 14, 2007. Supplement No. 17 superseded and replaced the following prior supplements to the prospectus dated June 1, 2006:  Supplement No. 1 dated July 6, 2006; Supplement No. 2 dated July 19, 2006; Supplement No. 3 dated August 15, 2006; Supplement No. 4 dated September 1, 2006; Supplement No. 5 dated October 13, 2006; Supplement No. 6 dated November 13, 2006; Supplement No. 7 dated November 28, 2006; Supplement No. 8 dated January 11, 2007; Supplement No. 9 dated February 13, 2007; Supplement No. 10 dated April 24, 2007; Supplement No. 11 dated May 15, 2007; Supplement No. 12 dated June 18, 2007; Supplement No. 13 dated July 24, 2007; Supplement No. 14 dated August 14, 2007; Supplement No. 15 dated September 12, 2007; and Supplement No. 16 dated September 20, 2007. Unless otherwise defined in this Supplement No. 19, capitalized terms used have the same meanings as set forth in the prospectus.

Table of Contents

	Supplement No. 19 Page No.	Prospectus Page No.
Outside Front Cover Page of the Prospectus	2	front cover
Prospectus Summary	3	4
Estimated Use of Proceeds	7	63
Summary of Distribution Reinvestment and Automatic Purchase Plans	10	168
Plan of Distribution	11	174

Outside Front Cover Page of the Prospectus

The second paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering and selling to the public a maximum of 53,270,000 shares for $10.00 per share.  We also are offering up to 965,331 shares of common stock to be issued pursuant to our distribution reinvestment plan for $9.50 per share.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.  We commenced our initial public offering of shares of our common stock on September 20, 2005.  As of November 20, 2007, we have sold approximately 51.5 million shares in the primary offering and approximately 940,000 shares through our distribution reinvestment plan, generating approximately $521.9 million in gross offering proceeds.

The table appearing on the outside front cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The Offering:

	Price to Public	Selling Commissions	Dealer Manager Fee	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$10.00	$0.70	$0.20	$9.10
Total Maximum	$532,700,000	$37,289,000	$10,654,000	$484,757,000
Distribution Reinvestment Plan
Per Share	$9.50	$0.095	$—	$9.405
Total Maximum	$9,170,650	$91,707	$—	$9,078,943

The third full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The shares will be offered to investors on a best efforts basis.  Selling commissions will be reduced to $0.095 per share and no dealer manager fees will be paid with respect to shares sold pursuant to our distribution reinvestment plan.  We expect that if the maximum offering amount is raised, approximately 89.2% of the gross proceeds of this offering will be used for investment in real estate, loans and other investments and for paying the expenses incurred in making such investments.  We expect to use approximately 86.6% of the gross proceeds if the maximum offering amount is raised to make investments in real estate properties, loans and other investments, and to use approximately 2.6% of the gross proceeds if the maximum offering amount is raised, assuming no debt financing, for payment of fees and expenses related to the selection and acquisition of our investments.  This offering will terminate upon the earlier of the sale of all 53,270,000 shares pursuant to our primary offering or September 20, 2008.

Prospectus Summary

Behringer Harvard Opportunity REIT I, Inc.

The following information supplements the discussion contained in the “Prospectus Summary – Behringer Harvard Opportunity REIT I, Inc.” section on page 4 of the prospectus and all similar discussions appearing throughout the prospectus:

We are offering up to $541,870,650 in shares of our common stock. We are offering and selling to the public 53,270,000 shares of our common stock on a “best efforts” basis for $10.00 per share in the primary offering and 965,331 shares to be issued pursuant to our distribution reinvestment plan at $9.50 per share; provided that we reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

Terms of the Offering

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 4 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering up to 53,270,000 shares of our common stock to the public at $10.00 per share in the primary offering and up to 965,331 shares pursuant to our distribution reinvestment plan at a price of $9.50 per share; provided that we reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. We will offer shares of our common stock until the earlier of the sale of all 53,270,000 shares pursuant to our primary offering or September 20, 2008; provided, however, that, although we currently do not intend to do so, at the discretion of our board of directors, we may elect to extend the offering period up to the sixth anniversary of the termination of this offering solely for the shares reserved for issuance under this prospectus pursuant to our distribution reinvestment plan if all such shares are not sold prior to the termination date, in which case participants in the plan will be notified; provided, further, that notwithstanding the foregoing, we may terminate this offering at any time. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually. Having sold the initial 200,000 shares, subscription proceeds shall be paid directly to us. The proceeds will be held until investors are admitted as stockholders. Subscriptions will be effective only upon our acceptance of the subscription agreement, and we reserve the right to reject any subscription in whole or in part, notwithstanding our deposit of the subscription proceeds. We intend to accept or reject subscriptions and admit new stockholders at least monthly, but may do so on a more frequent basis. If we reject your subscription, we will return your subscription funds, plus interest, if such funds have been held for more than 35 days, within ten days after the date of such rejection.

Compensation to Our Advisor and Its Affiliates

The “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” section beginning on page 12 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor and its affiliates will receive compensation and fees for services relating to this offering and the investment, management and disposition of our assets.  The most significant items of compensation are summarized in the following table:

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,235,331 shares - $541,870,650)
	Offering Stage
Sales Commissions	Up to 7% of gross offering proceeds; limited to 1% for sales under our distribution reinvestment plan.	$37,380,707
Dealer Manager Fee	Up to 2% of gross offering proceeds; no dealer manager fee will be paid with respect to sales under our distribution reinvestment plan.	$10,654,000
Organization and Offering Expenses	Up to 2% of gross offering proceeds; no organization and offering expenses will be paid with respect to sales under our distribution reinvestment plan.	$10,654,000

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,235,331 shares - $541,870,650)
	Acquisition and Development Stage
Acquisition and Advisory Fees	2.5% of the contract purchase price of each asset for the acquisition, development, construction or improvement of real property or the amount of funds advanced by us in respect of a loan or other investment.	$11,727,717	(1)
Acquisition Expenses	Up to 0.5% of the contract purchase price of each property or the amount of funds advanced in respect of a loan.	$2,345,543	(1)
Debt Financing Fee

1% of the amount available under any debt made available to us.  It is anticipated that our advisor will pay some or all of the fees to third parties with whom it subcontracts to coordinate financing for us.

		Not determinable at this time.
Development Fee

We will pay a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, we will not pay a development fee to an affiliate of our advisor if our advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development.

		Not determinable at this time.
	Operational Stage
Property Management and Leasing Fees

Property management fees equal to 4.5% of gross revenues of the properties managed by HPT Management.  It is anticipated that HPT Management will pay some or all of these fees to third parties with whom it subcontracts to perform property management or leasing services.  In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay HPT Management an oversight fee equal to 1% of gross revenues of the property managed.  In no event will we pay both a property management fee and an oversight fee to HPT Management with respect to any particular property.  In addition, separate leasing fees may be paid in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area.  Furthermore, other third-party charges, including fees and expenses of third-party accountants, will be reimbursed.

		Not determinable at this time.

(1)   Assumes no financing is used to acquire properties or other investments.  However, it is our intent to leverage our investments with debt.  Therefore, actual amounts are dependent upon the value of our assets as financed and cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,235,331 shares - $541,870,650)
Asset Management Fee	Monthly fee of one-twelfth of 0.75% of our aggregate assets value as of the last day of the preceding month.	Not determinable at this time.
Subordinated Disposition Fee

If our advisor provides a substantial amount of services, as determined by our independent directors, in connection with the sale of assets, it will receive (subject to satisfaction of the condition set forth below) a subordinated disposition fee equal to (1) in the case of the sale of real property, the lesser of:  (A) one-half of the aggregate brokerage commission paid (including the subordinated disposition fee) or, if none is paid, the amount that customarily would be paid, or (B) 3% of the sales price of each property sold, and (2) in the case of the sale of any asset other than real property, 3% of the sales price of such assets, upon satisfaction of the condition that the investors have first received distributions equal to the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions.  Subordinated disposition fees relative to asset sales made prior to the satisfaction of the above condition will be a contingent liability of the company, which will be earned and paid at such time as the above condition has been satisfied, if ever.

Not determinable at this time.
Subordinated Participation in Net Sale Proceeds (payable only if our shares are not listed on an exchange)

15% of remaining amounts of net sale proceeds after investors have received distributions equal to the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions.  Any such fees relative to asset sales made prior to the satisfaction of the above condition will be a contingent liability of the company, which shall be earned and paid at such time as the above condition has been satisfied, if ever.  The subordinated participation in net sale proceeds will be reduced or eliminated upon conversion of our convertible stock.

Not determinable at this time.

Subordinated Incentive Listing Fee (payable only if our shares are listed for trading on a national securities exchange or for quotation on the Nasdaq National Market System or any successor market or exchange)

Up to 15% of the amount, if any, by which (1) the market value of our outstanding shares plus distributions paid to our investors prior to listing exceeds (2) the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions.  The subordinated incentive listing fee will be paid in the form of an interest bearing promissory note that will be repaid using the net sales proceeds from each sale of property after the listing of our shares.  The subordinated incentive listing fee will be reduced by or eliminated upon conversion of our convertible stock.

Not determinable at this time.

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,235,331 shares - $541,870,650)
Subordinated Performance Fee (payable upon termination of the advisory agreement only if the Subordinated Incentive Listing Fee is not paid)

Upon termination of the advisory agreement between us and our advisor, other than termination by us because of a material breach of the advisory agreement by the advisor, a performance fee of up to 15% of the amount, if any, by which (1) the sum of our actual value as a going concern (based on the actual value of our assets less our liabilities) at the time of such termination, plus total distributions paid to our stockholders through the termination date exceeds (2) the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions.  The subordinated performance fee will be paid in the form of an interest bearing promissory note that will be repaid using the net sales proceeds from each sale of property made after the date of termination.  No subordinated performance fee will be paid if we have already paid or become obligated to pay our advisor a subordinated incentive listing fee.  The subordinated performance fee will be reduced or eliminated upon the determination of the number of shares of common stock issuable upon conversion of our convertible stock.

Not determinable at this time.

There are many additional conditions and restrictions on the amount of compensation our advisor and its affiliates may receive.  There are also some smaller items of compensation and expense reimbursements that our advisor may receive.  For a more detailed explanation of the fees and expenses payable to our advisor and its affiliates, see the “Estimated Use of Proceeds” section of this prospectus and the “Management — Management Compensation” section of this prospectus.

Other Behringer Harvard Programs

The following information replaces the discussion under the table heading “Offering Size – Behringer Harvard Opportunity REIT I,” which appears in the “Prospectus Summary – Other Behringer Harvard Programs” section beginning on page 18 of the prospectus, and all similar discussions appearing throughout the prospectus:

$532,700,000 to the public plus $9,170,650 for the distribution reinvestment plan. Shares may be reallocated between the primary offering and the distribution reinvestment plan.

Estimated Use of Proceeds

The “Estimated Use of Proceeds” section beginning on page 63 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell (1) the maximum offering of 53,270,000 shares pursuant to our primary offering and no shares pursuant to our distribution reinvestment plan and (2) the maximum offering of 54,235,331 shares, respectively, pursuant to this offering.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.  Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time.  We expect that if the maximum offering amount is raised, approximately 89.2% of the gross proceeds of this offering (89.0% if no shares are sold pursuant to our distribution reinvestment plan) will be used for investment in real estate, loans and other investments and for paying the expenses incurred in making such investments.  We expect to use approximately 86.6% of the gross proceeds if the maximum offering amount is raised (86.4% if no shares are sold pursuant to our distribution reinvestment plan) to make investments in real estate properties, mortgage, bridge or mezzanine loans and other investments, and to use approximately 2.6% of the gross proceeds if the maximum offering amount is raised (2.6% if no shares are sold pursuant to our distribution reinvestment plan), assuming no debt financing, for payment of fees and expenses related to the selection and acquisition of our investments.  The remaining up to 10.8% (if the maximum offering amount is raised) will be used to pay expenses and fees, including the payment of fees to Behringer Harvard Opportunity Advisors I, our advisor.  A portion of the distributions to stockholders may be paid from the proceeds of this offering or from borrowings if we do not have sufficient cash flow from operations to fund the payment of distributions and, together with proceeds from non-liquidating sales of assets, fund the replenishment of any proceeds of this offering that may have been used to pay our prior distributions.  If cash flows from operations and other sources of cash are insufficient to fund such distribution payments, we will invest less than 86.6% of the proceeds of this offering (86.4% if no shares are sold pursuant to our distribution reinvestment plan).  See “Description of Shares — Distributions.”

Our fees and expenses, as listed below, include the following:

•                  Selling commissions and dealer manager fee, which consist of selling commissions equal to 7% of aggregate gross offering proceeds (1% for sales under our distribution reinvestment plan), which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2% of aggregate gross offering proceeds (no dealer manager fee will be paid with respect to sales under our distribution reinvestment plan), payable to Behringer Securities, an affiliate of our advisor.  Behringer Securities may reallow its commissions of up to 7% of the gross offering proceeds to other broker-dealers participating in the offering of our shares.  Behringer Securities also may reallow all or a portion of its dealer manager fee in an aggregate amount of up to 2% of gross offering proceeds to broker-dealers participating in the offering; provided, however, that Behringer Securities may reallow, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, conference fees and non-itemized, non-invoiced due diligence efforts, and no more than 0.5% of gross offering proceeds for out-of-pocket and bona fide, separately invoiced due diligence expenses incurred as fees, costs or other expenses from third parties.  Under the rules of the Financial Industry Regulatory Authority, Inc. (referred to herein as “FINRA” and formerly known as the National Association of Securities Dealers, Inc., or the NASD), the aggregate of all selling commissions, the dealer manager fee, wholesaling compensation, expenses relating to sales services, bona fide due diligence expenses, and any non-cash sales incentives, will not exceed 10.5% of our gross offering proceeds.  See the “Plan of Distribution” section of this prospectus for a description of additional provisions relating to selling commissions and the dealer manager fee.

•                  Organization and offering expenses, which are defined generally as any and all costs and expenses incurred by us, our advisor or an affiliate of our advisor in connection with our formation, qualification and registration and the marketing and distribution of our shares, including, but not limited to, accounting and escrow fees, printing, advertising and marketing expenses, and other accountable offering expenses, other than selling commissions and the dealer manager fee.  Our advisor and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 2% of gross offering proceeds (no reimbursement of organization and offering expenses will be made with respect to sales under our distribution reinvestment plan) without recourse against or reimbursement by us.  Thus, although our charter permits us to reimburse aggregate organization and offering expenses (which include selling commissions and dealer manager fees) up to a maximum amount of 15% of the gross offering proceeds, our ability to reimburse our advisor for organization and offering expenses is limited to the extent set forth in the following table.  We may not amend our advisory agreement to change the amount we are obligated to pay our advisor without the approval of our independent directors.

•                  Acquisition and advisory fees, which are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in, and the purchase, development or construction of properties, or the making or investing in loans or other investments.  We will pay our advisor acquisition and advisory fees of 2.5% of the contract purchase price of each asset or the funds advanced pursuant to a loan.  Acquisition and advisory fees do not include acquisition expenses.

•                  Acquisition expenses, which include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real properties.

	MAXIMUM PRIMARY OFFERING OF 53,270,000 SHARES (1)		MAXIMUM TOTAL OFFERING OF 54,235,331 SHARES
	Amount	Percent	Amount	Percent

Gross Offering Proceeds	$532,700,000	100.0%	$541,870,650	100.0%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee(2)	47,943,000	9.0	48,034,707	8.9
Organization and Offering Expenses(2) (3)	10,654,000	2.0	10,654,000	2.0
Amount Available for Investment	$474,103,000	89.0	$483,181,943	89.2
Acquisition and Development Expenses:
Acquisition and Advisory Fees(4)	11,507,354	2.2	11,727,717	2.2
Acquisition Expenses(5)	2,301,471	0.4	2,345,543	0.4
Amount Estimated to Be Invested(6)	$460,294,175	86.4%	$469,108,683	86.6%

(1)          Assumes the sale of the maximum offering of 53,270,000 shares pursuant to our primary offering and no shares pursuant to the distribution reinvestment plan.

(2)          For purposes of this table, we have assumed that the maximum primary offering amounts include sales of 53,270,000 shares at $10.00 per share pursuant to our primary offering and no sales of shares pursuant to our distribution reinvestment plan; as a result, we have assumed that the maximum primary offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 53,270,000 shares sold to the public at $10.00 per share in the primary offering.  For purposes of this table, we have assumed that the maximum total offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 53,270,000 shares sold to the public at $10.00 per share in the primary offering, and selling commissions equal to 1% of gross offering proceeds and no dealer manager fee on 965,331 shares sold at $9.50 per share through our distribution reinvestment plan.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.

(3)          Any organizational and offering expenses exceeding 2% of the gross offering proceeds from our primary offering will be paid by the advisor or an affiliate of the advisor (no reimbursement of organization and offering expenses will be paid with respect to sales under our distribution reinvestment plan).  Organization and offering expenses will necessarily increase as the volume of shares sold in the offering increases, in order to pay the increased expenses of qualification and registration of the additional shares and the marketing and distribution of the additional shares.

(4)          For purposes of this table, we have assumed that no debt financing is used to acquire properties or other investments and that 89.2% of the gross proceeds of this offering (if the maximum offering amount is raised) are used to acquire properties and other investments and pay the fees and expenses related to the selection and acquisition of such investments.  However, it is our intent to leverage our investments with debt.  Therefore, actual amounts are dependent upon the value of our properties as financed and cannot be determined at the present time.  Our board of directors has adopted a policy that we will limit our aggregate borrowings to approximately 75% of the aggregate value of our assets as of the date of any borrowing, unless substantial justification exists that borrowing a greater amount is in our best interests and a majority of our independent directors approve the greater borrowing.  Our policy limitation does not apply to individual properties and only will apply once we have ceased raising capital under this or any subsequent offering.  For illustrative purposes, assuming we sell the maximum total offering, we use debt financing equal to the maximum amount permitted by our policy, the value of our assets is equal to the contract price of the assets, and we do not reinvest the proceeds of any sales of investments, we could make investments with an aggregate contract price of approximately $1,932,727,774.  In such a case, acquisition and advisory fees would be approximately $46,910,868 and acquisition expenses would be approximately $9,382,174.  We also will pay to our advisor a 1% debt financing fee for its services in connection with the origination, refinancing or assumption of the debt financing obtained by us.  These additional fees and expenses may be payable out of the proceeds of such financings.

(5)          This amount reflects customary third-party acquisition expenses, such as legal fees and expenses, costs of appraisal, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate.  We estimate that the third-party costs would average 0.5% of the contract purchase price of property acquisitions.

(6)          Includes amounts we expect to invest in our properties, loans and other investments net of fees and expenses.  We expect to use approximately 89.2% of the gross proceeds if the maximum offering amount is raised to make investments in real estate properties, mortgage, bridge or mezzanine loans and other investments and to pay acquisition fees and expenses.  However, any distributions paid from proceeds of this offering made in anticipation of future cash flow will reduce the amount we have available to invest.  See “Risk Factors — Risks Related to Our Business in General — Distributions may be paid from capital and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or that distributions will increase over time” and “— Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to our stockholders, we intend to make all or a substantial portion of our distributions from the proceeds of this offering and/or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment.”

Until required in connection with the acquisition and development of properties and investment in mortgages, substantially all of the net proceeds of this offering and, thereafter, our working capital reserves, may be invested in short-term, highly-liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

Summary of Distribution Reinvestment and Automatic Purchase Plans

Summary of Distribution Reinvestment Plan

The first paragraph of the “Summary of Distribution Reinvestment and Automatic Purchase Plans – Summary of Distribution Reinvestment Plan” section on page 168 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We have adopted a distribution reinvestment plan that allows you to have distributions otherwise distributable to you invested in additional shares of our common stock. We are offering 965,331 shares for sale pursuant to our distribution reinvestment plan at a price per share of $9.50; provided that we may reallocate the shares of common stock being offered between the primary offering and our distribution reinvestment plan. Such price will be available only until the termination of this offering. Although we currently do not intend to do so, at the discretion of our board of directors, we may extend the offering period for the shares being offered pursuant to this prospectus under our distribution reinvestment plan up to the sixth anniversary of the termination of this offering. The following is a summary of our distribution reinvestment plan. A complete copy of our form of amended and restated distribution reinvestment plan is included in this prospectus as Exhibit C.

Plan of Distribution

The Offering

The “Plan of Distribution – The Offering” section on page 174 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering up to $541,870,650 in shares of our common stock. We are offering a maximum of 53,270,000 shares to the public through Behringer Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. The shares are being offered at a price of $10.00 per share on a “best efforts” basis, which means generally that the dealer manager will be required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We are also offering 965,331 shares for sale pursuant to our distribution reinvestment plan at a price of $9.50 per share. Therefore, a total of 54,235,331 shares are registered in this offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan. The offering of shares of our common stock will terminate upon the earlier of the sale of all 53,270,000 shares pursuant to our primary offering or September 20, 2008; provided, however, that, although we currently do not intend to do so, at the discretion of our board of directors, we may elect to extend the offering period up to the sixth anniversary of the termination of this offering solely for the shares reserved for issuance under this prospectus pursuant to our distribution reinvestment plan if all such shares are not sold prior to the termination date, in which case participants in the plan will be notified; provided, further, that notwithstanding the foregoing, we may terminate this offering at any time. This offering must be registered or exempt from registration in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which the registration is not renewed annually.